

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2018

Norman George
Chief Executive Officer, President, Director
SW Innovative Holdings, Inc.
6666 Harwin, Suite 664
Houston, TX 77036

      Re: **SW Innovative Holdings, Inc.**
          Amendment No. 5 to Offering Statement on Form 1-A
          Response Dated July 9, 2018
          File No. 024-10801

Dear Mr. George:

    We have reviewed your July 9, 2018 response to our comment letter and have the following comment.

    Please respond to this letter by amending your offering statement. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 5 to Offering Statement on Form 1-A

Exhibits

1.   We note that you provided counsel's legality opinion in correspondence submitted on July 9, 2018. The legality opinion must be filed as an exhibit to the offering statement. Refer to number 12 of Item 17 in Form 1-A.

    Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any questions.

                    Division of Corporation Finance
                    Office of Telecommunications